Delisting Determination,The Nasdaq Stock Market, LLC,
September 26, 2016, EPIRUS Biopharmaceuticals, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of EPIRUS Biopharmaceuticals, Inc. (the Company), effective at the opening of the trading session on October 6, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was
notified of the Staffs determination on July 26, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on August 4, 2016.